As filed with the Securities and Exchange Commission on August 14, 2006
Registration No. 000-51203
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

GONDWANA ENERGY LTD.

Nevada	1382	98-0425310	381753 30 0
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer	CUSIP Number
of incorporation or organization)	Classification Number)	Identification Number)

Suite 700, One Executive Place
1816 Crowchild Trail N.W.
Calgary, AB T2M 3Y7
(403) 313-8995
(Address of principal executive offices including Zip Code)

With copy to:

Copies to:
Conrad C. Lysiak, Esq.
601 West First Avenue, Suite 503
Spokane, Washington 99201
(509) 624-1475

(Check one):  [  ] Form 10-KSB  [  ] Form 20-K   [X] Form 10-QSB   [  ] Form N-SAR

          For Period Ended: June 30, 2006

                   [  ]      Transition Report on Form 10-KSB
                   [  ]      Transition Report on Form 20-K
                   [  ]      Transition Report on Form 11-K
                   [  ]      Transition Report on Form 10-QSB
                   [  ]      Transition Report on Form N-SAR

          For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Gondwana Energy Ltd.
Suite 700, One Executive Place
1816 Crowchild Trail N.W.
Calgary, AB T2M 3Y7

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

          The Registrant’s recent activities have delayed the preparation and review of its Quarterly Report on Form 10-QSB.  The Registrant represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the Form 10-QSB was due.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is:

Arne Raabe                                                       (403)                                            313-8995
Name                                                              Country Code                              Telephone Number

(1)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports:

[  ]  Yes   [X]  No

Form 10-QSB for period ending March 31, 2006.

(2)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes   [X]  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gondwana Energy Ltd.
Name of Registrant as Specified in Charter

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2006	By	/s/ ARNE RAABE
Arne Raabe Director and Chief Financial Officer